UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the date of June 22, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 June 2023 entitled ‘2023 Annual Report on Form 20-F’.

22 June 2023

Vodafone Group Plc (‘Vodafone’ or the ‘Company’)

2023 Annual Report on Form 20-F

Vodafone filed its 2023 Annual Report on Form 20-F with the US Securities and Exchange Commission (the ‘SEC’) on 21 June 2023. It is available on the SEC’s website (sec.gov/edgar) and will shortly be available at vodafone.com/20F.

In addition, Shareholders resident in the United States can receive a hard copy of the 2023 Annual Report free of charge, upon request, by writing to J.P Morgan Chase Bank, N.A. our ADR depository in the US, at the following address: EQ Shareowner Services, P.O. Box 64504, St Paul, MN 55164-054, or by telephone on +1 800 990 1135 (US toll free) or +1 651 453 2128 (outside the US).

- ends –

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 22, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary